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Exhibit 23.1

                        Consent of Independent Auditors

The Board of Directors
InKine Pharmaceutical Company, Inc.:

We consent to incorporation by reference in the registration statement on Form S-3 of InKine Pharmaceutical Company, Inc. of our report dated August 11, 1999, with respect to the balance sheets of InKine Pharmaceutical Company, Inc. as of June 30, 1999 and 1998, and the related statements of operations, changes in shareholders' equity, and cash flows for the years then ended, and for the period from July 1, 1993 (commencement of operations) through June 30, 1999, which report appears in the June 30, 1999, annual report on Form 10-K of InKine Pharmaceutical Company, Inc. We also consent to the reference to our firm under the captain "Experts" in the prospectus.

/s/  KPMG LLP
Philadelphia, Pennsylvania
May 16, 2000